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                               September 21, 2021

       Sanjeev Satyal
       Chief Executive Officer
       Monterey Bio Acquisition Corporation
       17 State Street, 21st Floor
       New York, NY 10004

                                                        Re: Monterey Bio
Acquisition Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed September 7,
2021
                                                            File No. 333-259378

       Dear Mr. Satyal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed September 7, 2021

       Summary
       Initial Business Combination, page 8

   1. We note your disclosure that "[t]he private warrants are identical to the warrants sold as part of the units in
this offering except that each private warrant is exercisable for one share of common stock
at an exercise price of $11.50 per share." As the public warrants have the same exercise
terms, to the extent that the terms of the private warrants are distinguishable from
the warrants sold as part of the units, please revise your disclosure to clarify such
differences, or otherwise revise your disclosure as necessary.
 Sanjeev Satyal
FirstName LastNameSanjeev    Satyal
Monterey Bio  Acquisition Corporation
Comapany 21,
September  NameMonterey
               2021        Bio Acquisition Corporation
September
Page 2    21, 2021 Page 2
FirstName LastName
The Offering
Ability to extend time to complete business combination, page 18

2. We note your disclosure that "y[our] sponsor and its affiliates or designees are not obligated to fund the trust account to extend the time for [you] to complete [y]our initial business combination." We also note your disclosure that "[y]our insiders and their affiliates or designees are not obligated to fund the trust account to extend the time for
         [you] to complete [y]our initial business combination" on page 6. Please amend your disclosure to clarify that your insiders do not have such obligation.
3. We note your disclosure that you "may, by resolutions of [y]our board, extend the period of time to consummate a business combination . . . ." Please reference such requirement
         for board approval when you discuss the extension process elsewhere (e.g, on page 6).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Jason Simon, Counsel